UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response 2.50 SEC FILE NUMBER 33-11863 CUSIP NUMBER 759394 10 9

(Check One):  ☒ Form 10-K   ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q ☐  Form 10-D ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended: fiscal year ended December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not applicable

PART I — REGISTRANT INFORMATION

REIT Americas, Inc.

Full Name of Registrant

Former Name if Applicable

2960 N. Swan Road, Suite 300

Address of Principal Executive Office (Street and Number)

Tucson, AZ 85712

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

REIT Americas, Inc. (the “Company”) is unable to file its annual report on Form 10-KSB for the fiscal year ended December 31, 2005 (the “Form 10-KSB”) within the prescribed period. The compilation, dissemination and review of the information required to be presented in the Form 10-KSB has imposed time constraints on the Company and its independent accountants that have rendered timely filing of the Form 10-KSB impracticable without undue hardship and expense to the Company. At this time, the Company expects to file the Form 10-KSB no later than the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

F. Dale Markham	(520)	326-2000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☐ Yes   ☒ No
Forms 8-K

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit A to this Form 12b-25 for an explanation of the anticipated change.

REIT Americas, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2006	By:	/s/ F. Dale Markham
Name: F. Dale Markham Title: Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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EXHIBIT A

The Company engaged in limited operations in the fiscal years ended December 31, 2005 and 2004, respectively. The Company expects that revenues for the fiscal year ended December 31, 2005 will be limited to Other Income of $53,481 compared to revenues of $4.00 for the fiscal year ended December 31, 2004. This difference results from the fact that there was Other Income in 2005 provided by (1) recovery of a bank attachment in the net amount of $3,481 and (2) reversal of a $50,000 reserve, both in connection with settlement of the lawsuit captioned John W. Madagin Sr. dba Sundance Realty Advisors v. Lenox Healthcare, Inc. and Healthcare Investors of America, Inc., Commonwealth of Massachusetts, Pittsfield Division of the District Court Department, Docket No. 98927-CV-0199.  The Company also expects that there will be a net loss of $107,310 for the fiscal year ended December 31, 2005 compared to a net loss of $260,967 for the fiscal year ended December 31, 2004. The decrease in the net loss is primarily a result of reduction in legal and operating costs.

Forward Looking Statements

Statements contained in this document that are not purely historical are forward-looking statements of the Company within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Examples of forward-looking statements include, but are not limited to:

•	projects of revenues, capital expenditures, growth, prospects, dividends, capital structure and other financial matters;

•	statements of strategic plans and objectives of the Company’s management or board of directors;

•	statements regarding the Company’s future economic performance;

•	statements of assumptions underlying other statements and statements about the Company and its business relating to the future; and

•	any statements using such words as “anticipate,” expect,” “may,” “project,” “intend” or similar expressions.

These forward-looking statements are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company anticipates. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions that may affect the Company’s ability to achieve its anticipated results and may cause actual results or performance to be materially different from those expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the Company’s ability to continue as a going concern; the availability of financing on terms acceptable to the Company; the management’s ability to implement the Company’s business and growth strategy; and the management’s ability to maintain an effective system of internal control over financial reporting and disclosure controls and procedures. When considering forward-looking statements, readers are urged to carefully review and consider the various disclosures, including risk factors and their cautionary statements, made by the Company in this document and in its reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements included in this document, whether as a result of new information, future events or otherwise.

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